Filed by Health Net, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Health Net, Inc.

Commission File No. 1-12718

Dear Directors and Above,

As you know, Health Net and Centene recently announced that they agreed to combine in a cash and stock transaction valued at approximately $6.8 billion. The transaction, which we are targeting to close by early 2016, is subject to certain conditions, including approval by relevant state insurance and healthcare regulators and the shareholders of Health Net and Centene.

Health Net and Centene both realize the significant contributions made by Health Net associates to bring Health Net where it stands today, and the important role that Health Net associates will play in the future of the combined company following the closing of the transaction. As a result, Health Net and Centene have agreed to certain terms applicable to Health Net associates in connection with, and following, the transaction. The attached document summarizes certain of these terms.

Please do not hesitate to contact [REDACTED] for help understanding these materials or for further assistance in determining what they mean to you.

For questions about your Health Net equity awards, please contact [REDACTED]. If you have any questions regarding the treatment of your Health Net equity awards, please contact [REDACTED].

Thank you.

*        *        *         *        *

Dear Directors and Above,

As you know, Health Net, Inc. (“Health Net” or “HNT”) and Centene Corporation (“Centene” or “CNC”) recently announced that they agreed to combine in a cash and stock transaction (the “Merger”) valued at approximately $6.8 billion. The Merger, which we are targeting to close by early 2016 (the “Closing”), is subject to certain conditions, including approval by relevant state insurance and healthcare regulators and the shareholders of Health Net and Centene.

Health Net and Centene both realize the significant contributions made by Health Net associates to bring Health Net where it stands today, and the important role that Health Net associates will play in the future of the combined company following the Closing. As a result, Health Net and Centene have agreed to certain terms applicable to Health Net associates in connection with, and following, the Merger, including terms regarding the following:

•	Compensation and benefits provided to Health Net associates following the Closing;

•	Annual incentive bonuses under Health Net’s 2015 Management Incentive Plan and the implementation of a 2016 compensation program;

•	Treatment of Health Net equity awards in connection with the Merger; and

•	Severance terms for Health Net associates whose employment is terminated under certain circumstances following the Closing.

We have described these terms on the following pages. In addition, we have included a Quick Reference Guide at the end of this document that briefly summarizes how these terms may apply to you under various circumstances.

Please note that the application of these terms may vary depending on each associate’s unique circumstances. Do not hesitate to contact [REDACTED], for help understanding these materials or for further assistance in determining what they mean to you.

If you have questions about your Health Net equity awards, please contact [REDACTED]. If you have questions regarding the treatment of your Health Net equity awards in connection with the Merger, please contact [REDACTED].

Please note that these materials, including the Quick Reference Guide, are intended to be a helpful summary of the topics discussed herein. However, these materials, including the Quick Reference Guide, are only a general summary of these topics, and all payments and benefits described in this summary shall be governed by the terms of the applicable plan documents, award agreements and transaction documents. These materials do not confer upon any person any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever. In addition, if the Closing does not occur for any reason, the payments and adjustments described in these materials will not become effective.

Compensation and Benefits

Prior to the Closing

Between now and the Closing, we will generally continue to operate our compensation and benefit plans consistent with our customary practices.

Upon and Following the Closing

For at least one year following the Closing, while employed by the combined company, you will receive:

•	at least the same level of base salary as you received immediately prior to the Closing;

•	employee benefits that are substantially similar to the employee benefits you received immediately prior to the Closing; and

•	equity award opportunities at levels that are substantially similar to those provided to similarly situated associates of Centene.

In addition, for one year following the Closing (or if earlier, until December 31, 2016), you will have a target incentive opportunity and/or target sales and service incentive award opportunity, at least equal to that provided to you immediately prior to the Closing.

You will also receive credit for your service with Health Net under all employee benefit plans provided to you following the Closing to the same extent that your service was recognized by Health Net under its comparable plan immediately prior to the Closing, with certain exceptions for benefit accruals under Centene’s defined benefit pension plans and retiree medical or welfare plans.

2015 Management Incentive Plan; 2016 Compensation Program

Regardless of whether the Closing occurs during or after 2015, the 2015 Management Incentive Plan (“2015 MIP”) will be funded at target, and payments under the 2015 MIP will be made to eligible associates as determined by Health Net management based on the applicable associate’s performance and the terms and conditions of the 2015 MIP. If the Closing occurs during 2015, payments under the 2015 MIP will be made on or as soon as practicable after the Closing.

If the Closing does not occur by the end of 2015, Health Net may implement a compensation program for 2016, generally consistent with past practice, which may include an annual cash incentive program, base salary merit increases and equity award grants.

Health Net Equity Awards

Following is a summary description of the treatment of outstanding Health Net equity awards in connection with the Closing. In reviewing the treatment of Health Net equity awards described below, please note that upon the Closing, each share of Health Net common stock held by a Health Net stockholder will be converted into the right to receive merger consideration in the form of $28.25 in cash and 0.622 shares of Centene common stock.

Stock Options

Upon the Closing, each outstanding stock option to purchase Health Net common stock will be cancelled in exchange for the right to receive in respect of each share subject to the option:

•	$28.25 in cash; and

•	0.622 shares of Centene common stock, reduced by a number of shares having a “Centene Stock Value” (see definition on page 4) equal to the aggregate exercise price

Restricted Stock Units

Outstanding Health Net restricted stock units (“RSUs”) that do not become vested in accordance with their existing vesting schedule prior to the Closing will be converted into Centene RSUs based on the “Rollover Award Exchange Ratio” (see definition on page 4). All unvested Health Net RSUs that are converted to Centene RSUs will otherwise have the same terms and conditions, including vesting schedule, set forth in the original Health Net RSU award agreement.

Termination of Employment Following the Closing

Based on their existing terms and conditions, Health Net RSUs vest if an associate’s employment is terminated under certain circumstances following a “change in control” (which includes the Merger). These provisions will continue to apply after the Health Net RSUs have been converted to Centene RSUs. Specifically:

•	Health Net RSUs which are converted into Centene RSUs will become fully vested if an associate’s employment is terminated by the combined company without Cause or the associate terminates for Good Reason, in either case within two years of the Closing and before the otherwise applicable vesting date.

•	For purposes of these awards:

•	“Good Reason” generally has the meaning in any employment agreement between the associate and Health Net pursuant to which the associate is eligible to receive change in control severance benefits, or if there is no such definition, the definition of Good Reason in the Health Net, Inc. Change in Control Severance Plan described below.

•	“Cause” generally means a felony conviction for fraud, misappropriation or embezzlement. However, for certain awards, “Cause” has the meaning in any employment agreement between the associate and Health Net, or, in the absence of such agreement, Cause includes but is not limited to, insubordination, dishonesty, incompetence, moral turpitude, other misconduct of any kind and the refusal to perform duties and responsibilities for any reason other than illness or incapacity.

Tax Withholding Obligations

The consideration payable to you upon the Closing in respect of your outstanding stock options is subject to applicable withholding taxes. Withholding taxes will first be withheld from the cash consideration payable to you, and to the degree that cash consideration cannot cover withholding taxes due, the share consideration payable to you will be reduced to cover any remaining tax withholding obligation.

Transactions Prior to the Closing

Until the Closing, you may continue to exercise your vested stock options, and normal trading of Health Net stock is permitted, unless you are subject to a trading blackout period or are otherwise restricted from purchasing or trading Health Net stock. It is anticipated, however, that additional restrictions on exercise and trading will apply closer to the Closing to support marketplace administrative processes.

Examples

The below examples are for illustrative purposes only. Please note that certain pieces of information that are important to determine the actual amount of consideration that you will receive in the Merger with respect to your outstanding Health Net equity awards will not be known until on or around the Closing. The examples below include assumptions for these variable elements of consideration. For simplification purposes, fractional share values and handling are not discussed or factored into these examples.

Fixed Elements of Merger Consideration:

•	Exchange Ratio: 0.622

•	Per Share Cash Amount: $28.25

Variable Elements of Merger Consideration:

•	“Centene Stock Value,” which is an amount based on the volume weighted average price per share of Centene stock on each of the ten consecutive trading days ending with the third trading day immediately prior to the Closing

•	“Rollover Award Exchange Ratio,” which equals the sum of the following:

•	0.622 and

•	the quotient of $28.25 divided by Centene Stock Value

•	Centene stock price at closing

•	Individual tax withholding rate, which will vary based on each associate’s circumstances

Example #1 - RSUs

•	Assumptions:

•	10,000 unvested Health Net RSUs

•	Centene Stock Value: $70 per share

•	Rollover Award Exchange Ratio: = 0.622 + ($28.25 / $70) = 1.0256

•	Merger Consideration:

•	10,000 × 1.0256 = 10,256 Centene RSUs with same terms and conditions, including vesting schedule, as set forth in the original Health Net RSU award agreement.

Example #2 - Stock Options

•	Assumptions:

•	Stock option to purchase 10,000 Health Net shares with a $25 per share exercise price

•	Centene Stock Value: $70 per share

•	Centene stock price at closing: $72 per share

•	40% individual tax withholding rate

•	Merger Consideration:

•	Cash Consideration: Option to purchase 10,000 Health Net shares × $28.25 per share = $282,500

•	Stock Consideration: Option to purchase 10,000 Health Net shares × 0.622 per share = 6,220 Centene shares, to be reduced by aggregate exercise price as follows:

•	10,000 shares × $25 per share exercise price = $250,000 aggregate exercise price;

•	Convert aggregate exercise price to shares of Centene stock based on Centene Stock Value:

•	$250,000 / $70 = 3,571 Centene shares withheld for exercise price

•	6,220 – 3,571 = 2,649 Centene shares payable with a stock price at closing of $72 per share

•	Aggregate value at Closing of Centene shares payable = 2,649 × $72 = $190,728

•	Aggregate taxable income = $282,500 cash consideration + $190,728 stock consideration = $473,228 total consideration

•	Tax Withholding (to be withheld from cash consideration): $473,228 × 40% = $189,291

•	Net Payout:

•	Cash consideration: $282,500 - $189,291 = $93,209

•	Stock Consideration: 2,649 Centene shares

Equity Award Questions

If you have questions about your Health Net equity awards, please contact [REDACTED]. If you have questions regarding the treatment of your outstanding equity awards in the Merger, please contact [REDACTED].

Change in Control Severance Plan

In connection with the Merger, Health Net adopted a Change in Control Severance Plan that will be effective as of the Closing (the “CIC Severance Plan”). The CIC Severance Plan will supersede our Safety Net Security Program and Severance Benefits Policy and is intended to provide income security in the event that your employment terminates under certain circumstances following the Closing. The CIC Severance Plan cannot be amended to reduce benefits provided to you under the CIC Severance Plan during the two year period following the Closing unless you expressly consent in writing to such amendment.

An associate is eligible to receive severance payments and benefits under the CIC Severance Plan if the associate’s employment is terminated upon or following the Closing:

•	Due to reduction in force, which means changes in operations that result in the elimination of an associate’s position;

•	By the associate’s employer without “Cause”. “Cause” generally means, without limitation:

•	an act of dishonesty that causes harm to the combined company;

•	a knowing disclosure of confidential information relating to the combined company’s business;

•	habitual drunkenness or narcotic drug addiction;

•	conviction of a felony;

•	breach of the combined company’s policies and procedures;

•	refusal to perform or failure to adequately perform assigned duties; or

•	a willful breach of any law that, directly or indirectly, affects the combined company; or

•	By the associate for “Good Reason”. “Good Reason” generally means:

•	relocation of an associate’s principal place of employment by more than 50 miles from the associate’s place of work immediately prior to the Closing,

•	material diminution in an associate’s base compensation as in effect immediately prior to the Closing; or

•	with respect to directors and above, material diminution of responsibilities as in effect immediately prior to the closing.

A condition will constitute “Good Reason” only if an associate provides notice of the existence of the Good Reason condition within 90 days of the initial existence of the condition; the Good Reason condition is not remedied within 30 days after notice is received; and the associate terminates employment no later than one year after the initial occurrence of the Good Reason condition.

If an associate’s employment is terminated due to reduction in force, without Cause or for Good Reason, as described above, the following severance payments and benefits are provided under the CIC Severance Plan:

•	Cash severance paid in a lump sum equal to:

Vice Presidents and Above*	12 months of base salary

Directors*	One month of base salary for each year of service (with a minimum of 6 months and maximum of 12 months)

Other covered associates (excludes supplemental associates and special professional associates)*	One month of base salary for each year of service (with a minimum of 3 months and a maximum of 12 months)

*	To be eligible to receive severance payments and benefits under the CIC Severance Plan, an associate must be regularly scheduled to work at least 20 hours per week

•	Reimbursement of COBRA premiums for the number of months on which the severance payment is based; and

•	Outplacement services.

If better benefits are provided under an associate’s offer letter, employment agreement or individual severance agreement, the associate will generally receive payments under such offer letter, employment agreement or individual severance agreement and will not receive payments or benefits under the CIC Severance Plan.

To receive severance payments and benefits, associates must sign (and not revoke) a release of claims in a form consistent with that used by Health Net prior to the Closing.

The CIC Severance Plan provides that if any payments that you are otherwise entitled to receive, whether under the CIC Severance Plan or otherwise, would be subject to the excise tax imposed under Section 280G of the Internal Revenue Code, then the amount of the payments you are otherwise entitled to receive will be reduced to the extent necessary to avoid imposition of the excise tax, but only if that reduction results in you receiving a larger amount of payments on a net after-tax basis than if you received all of the payments without any reduction and paid the applicable excise tax and other taxes.

*        *        *         *        *        *

Please note that these materials, including the Quick Reference Guide, are intended to be a helpful summary of the general provisions of the topics discussed herein. However, these materials, including the Quick Reference Guide, are only a general summary of these topics, and all payments and benefits described in this summary shall be governed by the terms of the applicable plan documents, award agreements and transaction documents. These materials do not confer upon any person any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever. In addition, if the Closing does not occur for any reason, the payments and adjustments described in these materials will not be given affect.

QUICK REFERENCE GUIDE

Set forth below is a Quick Reference Guide summarizing the treatment of certain elements of associate compensation and benefits under selected circumstances.

Provisions / Protections	Treatment upon the Closing	Continued Employment following the Closing	Termination on or within 24 months following the Closing without Cause or for Good Reason
2015 MIP	If not previously paid, then funded at target and eligible associates receive payments based on actual performance.	Not applicable (paid prior to or in connection with the Closing).	Not applicable (paid prior to or in connection with the Closing).

Base Salary, Employee Benefits, Equity Awards, and Annual Incentives	Not applicable.

For 1 year following the Closing:

Same level of base salary as immediately prior to the Closing, employee benefits substantially similar to those provided immediately prior to the Closing, and equity award opportunities at levels substantially similar to those provided to similarly situated CNC associates.

For 1 year following the Closing (or if earlier until December 31, 2016): target incentive opportunity and/or target sales and service incentive award opportunity at least equal to that provided immediately prior to the Closing.

Not applicable.

Severance Benefits	Change in Control Severance Plan becomes effective.	Not applicable.	Severance Benefits pursuant to the Change in Control Severance Plan.

RSUs	Unvested HNT RSUs are converted to CNC RSUs.	Awards converted to CNC RSUs continue to vest on the same HNT original grant vesting schedule.	Vesting of awards converted to CNC RSUs accelerates as of employment termination.

Stock Options	Cancelled in exchange for cash and CNC stock.	Not applicable.	Not applicable.

Forward Looking Statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder, provider and state contract changes, the outcome of pending legal or regulatory proceedings, reduction in provider payments by governmental payors, the expiration of Centene’s or Health Net’s Medicare or Medicaid managed care contracts by federal or state governments and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Centene’s stockholders and Health Net’s stockholders; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that Centene and Health Net have filed with the Securities and Exchange Commission (the “SEC”). These forward-looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Centene’s and Health Net’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this announcement. Neither Centene nor Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger transaction involving Centene and Health Net will be submitted to the respective stockholders of Centene and Health Net for their consideration. In connection with the proposed merger, Centene will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the stockholders of Centene and Health Net to be filed with the SEC, and each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. Centene and Health Net urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained (when they are available) free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725-4477 or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.

Participants in Solicitation

Centene, Health Net and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Centene and Health Net in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Centene and Health Net in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Centene’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2015. You can find information about Health Net’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Centene and Health Net using the contact information above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.